March 6, 2009
VIA EDGAR and OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Ms. Tabatha Akins
Mail Stop: 6010
Re: Immtech Pharmaceuticals, Inc.
Item 4.01 Form 8-K
Filed January 20, 2009
File No. 001-14907
Amendment No. 1
Dear Ms. Akins:
Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, on behalf of Immtech Pharmaceuticals, Inc. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) amending the Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on January 20, 2009 (the “Form 8-K”).
Amendment No. 1 is also being filed in response to the comment received from the staff of the Commission (the “Staff”) by letter dated January 23, 2009 received by facsimile on February 27, 2009 with respect to the Form 8-K.
Staff Comments and Company Responses
Item 4.01 Form 8-K
1.	Your reference to “any subsequent period prior to its appointment” in the fifth paragraph is too vague. Please amend your filing to explicitly state, during your past two fiscal years through January 15, 2009, you consulted Virchow, Krause & Company, LLP regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.
The Company has revised the disclosure to address the Staff’s comment and has re-filed the Form 8-K as Amendment No. 1.

2.	Upon amending your filing, please include, as Exhibit 16, an updated letter from your accountants, Deloitte & Touche LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.
In response to the Staff’s comment, the Company has filed an updated letter from Deloitte & Touche LLP as Exhibit 16 to Amendment No. 1.
In connection with responding to the Staff comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (847) 573-0033.

Sincerely,
/s/ Gary Parks
Gary Parks

Attachments
cc:  Eric L. Sorkin, Immtech Pharmaceuticals, Inc.
Angelique Crain, Paul, Hastings, Janofsky & Walker LLP